Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-135210
April 28, 2008
PRICING TERM SHEET, dated April 28, 2008
$325,000,000 6.300% Unsecured
Series C Medium-Term Notes Due 2013

Issuer:	AMB Property, L.P.

Guarantor:	AMB Property Corporation

Ratings:	Baa1/BBB/BBB+ (stable/stable/stable)

Size:	$325,000,000

Maturity:	June 1, 2013

Coupon (Interest Rate):	6.300%

Yield to Maturity:	6.332%

Spread to Benchmark Treasury:	3.200% (+320 basis points)

Benchmark Treasury:	3.125% April 30, 2013

Benchmark Treasury Price and Yield:	99-31; 3.132%

Interest Payment Dates:	June 1 and December 1, commencing December 1, 2008

Day Count Convention:	30 / 360

Redemption Provision:	Make-whole call at any time based on U.S. Treasury + .50% (50 basis points)

Price to Public:	99.853%

Gross Fee:	0.600%

Proceeds to Issuer:	$322,572,250

Settlement Date:	T+3; May 1, 2008; no accrued interest

Joint Book-Running Managers:		Underwriting

	J. P. Morgan Securities Inc.	$157,625,000
	Banc of America Securities LLC	$92,625,000
	Morgan Stanley & Co. Incorporated	$65,000,000
Co-Managers:	Scotia Capital (USA) Inc.	$9,750,000

CUSIP No.	00163X AN 0

Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-135210
April 28, 2008
Use of Proceeds
We intend to use the net proceeds from the sale of the notes for general corporate purposes, which may include acquisitions of properties, portfolios of properties or interests in property-owning or real estate-related entities; development activities; the repayment of indebtedness (which may include temporarily reducing borrowings under our unsecured credit facilities); loans to affiliates; the redemption or other repurchase of outstanding securities; capital expenditures and increasing our working capital. We are generally engaged in various stages of negotiations for a number of acquisitions, dispositions and other transactions, some of which may be significant, that may include, but are not limited to, individual properties, large multi-property portfolios or property owning or real estate-related entities.
As of December 31, 2007, the weighted average interest rate on the borrowings we may repay under our unsecured credit facilities was approximately 5.70%. These borrowings mature in June 2010 and July 2011.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. collect at 1-212-834-4533, Banc of America Securities LLC at 1-800-294-1322 or Morgan Stanley & Co. at (866) 718-1649.